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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending May 31, 2003

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1.
Press release issued by Cambior Inc. on May 9, 2003, reporting Cambior's first quarter financial results; and

2.
Press release issued by Cambior Inc. on May 23, 2003, confirming its awareness of the filing of a class action suit in Guyana; and

3.
Press release issued by Cambior Inc. on May 26, 2003, announcing a conference call on the same day at 4:00 PM Eastern Time.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 9, 2003

All amounts are expressed in US dollars, unless otherwise indicated

CAMBIOR REPORTS ITS FIRST QUARTER FINANCIAL RESULTS

  •
  Gold production of 133,900 ounces

  •
  Revenues of $45.6 million

  •
  Mine operating costs impacted by high fuel prices, hoist breakdown at Doyon and stronger Canadian dollar

  •
  Cash flow from operating activities of $0.5 million

  •
  Net loss of $2.3 million (1¢ per share)

  •
  Reduction of hedge book by 24% or 313,000 ounces as part of hedge reduction program

  •
  10.5 million warrants exercised for Cdn $17.8 million

  •
  Good progress in construction of Rosebel project

        Cambior Inc. today reported consolidated revenues of $45.6 million for the first quarter ended March 31, 2003, compared to $49.5 million in the corresponding quarter of 2002. Cash flow from operating activities, taking into consideration the changes in non-cash working capital items of $1.5 million, was $0.5 million compared to $9.2 million (9¢ per share) in the first quarter of 2002. For the quarter, the Company incurred a net loss of $2.3 million (1¢ per share) compared to a net loss of $10.4 million (10¢ per share) for the corresponding quarter in 2002. The lower cash flow from operating activities and loss in the first quarter of 2003 are explained as follows:

  •
  Higher fuel prices caused by geopolitical tensions in the Middle East and supply curtailment in Nigeria and Venezuela resulted in additional costs of $1.6 million at the Omai mine during the quarter;

  •
  High fuel prices and increased energy consumption at our Quebec mines due to a harsh winter caused additional costs of $0.4 million;

  •
  Repairs and higher costs to transport ore and supplies through the ramp system at the Doyon mine following the hoist failure on February 28th, added $0.8 million to our operating costs;

  •
  The strengthening of the Canadian dollar from $1.59 Cdn/$US in the first quarter of 2002 to $1.51 Cdn/$US in the first quarter of 2003 added $1.1 million to our mine operating costs;

  •
  A non-cash charge of $1.1 million in financial expenses for the writedown of the remaining balance of the deferred charges attributable to the 2001 Credit Facility, which was reimbursed in March 2003 following the obtaining of the new facility to construct Rosebel.

  •
  A gain of $1.7 million in the mark-to-market valuation of the non-hedge derivatives was registered during the quarter following a decrease of $8 per ounce in the price of gold since December 31, 2002. In 2002, the Company had incurred an $11.9 million loss following an increase in the gold price of $24 per ounce compared to the December 31, 2001 valuation.

PRODUCTION

        For the first quarter of 2003, gold production totaled 133,900 ounces at a mine operating cost of $252 per ounce compared to 149,100 ounces at a mine operating cost of $207 per ounce for the corresponding quarter of 2002. The decrease in gold production is due to lower production at the Omai mine, following the depletion of soft ore available for milling, and lower production from the Doyon Division. Higher quarterly unit costs are due to an increase in energy costs, additional costs caused by the Doyon hoist failure, and a stronger Canadian dollar, as explained previously.

        For the first quarter of 2003, gold production from the Omai mine was 74,400 ounces, 3% higher than planned. This good performance is mainly due to a higher grade and tonnage milled. Mine operating costs increased to $241 per ounce, mainly due to very high fuel prices; this cost also includes a non-cash charge of $17 per ounce for deferred stripping in prior years. The Omai mine experienced a short suspension of operations in April, due to a fuel shortage that occured after protestors in the town of Linden blocked a national road to Brazil that is used to haul fuel and other supplies to the minesite. The suspension lasted only three days and mining and milling operations quickly returned to normal. The protests were due to the failure, on March 30, 2003, of the town's power-generating plant that led to a total power outage and a shortage of water supply to the Linden community.

        Despite the breakdown of the production hoist at the Doyon mine on February 28, 2003, the Canadian operations achieved their budgeted production due to higher mill grades and tonnages at the Mouska and Sleeping Giant mines. Production from the Doyon Division totaled 51,800 ounces at a mine operating cost of $272 per ounce. Increased unit costs are due to higher mine operational costs at the Doyon mine as a result of the increased use of the ramp system and the hoist repair costs; no insurance proceeds were credited at this time. The mill was filled to capacity with the low-grade ore (1 g Au/t) stockpiled on surface, which has a higher mine operating cost.

        During the first quarter, Cambior's share of production from the Sleeping Giant mine totaled 7,700 ounces at a mine operating cost of $235 per ounce. The lower production comes from a lower tonnage milled caused by the elimination of sub-level stoping to mine only by the shrinkage stoping method; there is a temporary impact due to the requirement to accumulate broken ore in the stopes, but the mine is beginning to benefit from a higher grade at the mill. The Company and its joint venture partner Aurizon Mines Ltd. announced the deepening of the current mine shaft by 200 meters to reach a depth of 1,060 meters following the confirmation of mineral reserves and resources in Zones 8 and 30 on three levels below level 785. The total investment will be in the order of Cdn $7 million and will be incurred between the first quarter of 2003 and the third quarter of 2004.

        For the first quarter of 2003, Cambior's share of niobium sales from the Niobec mine totaled $5.2 million compared to $6.0 million in the corresponding period of 2002. The decrease is due to difficult market conditions in North America. However, the Company expects to realize the planned sales levels during the upcoming quarters of 2003.

Operating Cash Flow

        Cash flow from operating activities amounted to $0.5 million compared to $9.2 million in 2002. The reduction is attributable to a $4.4 million decrease in cash flow from operations and a $4.3 million variance in the increase to the non-cash working capital, including production inventories and prepaid insurance expenses. It is anticipated that the non-cash working capital will be reduced during the second quarter.

        The adjusted cash flow, reflecting the value of the gold delivered against the prepaid gold forward sales agreement amounts to $3.6 million (2¢ per share) for the period. In 2002, the comparable figure was $12.2 million (11¢ per share).

GOLD HEDGING PROGRAM AND FINANCIAL HIGHLIGHTS

Continued Reduction in Hedging Program

        In March, Cambior repurchased 189,000 ounces of gold from its gold hedging program at an average price of $342 per ounce. Of this repurchase, 134,000 ounces were used to close gold hedging contracts in

2003, resulting in a disbursement of $1.7 million. The other repurchased positions will be applied against hedging positions subsequent to 2003.

        Taking into account the delivery of gold production since the beginning of 2003, Cambior has reduced its hedging commitments by 24% or 313,000 ounces of gold compared to its position at December 31, 2002. This repurchase accelerates the Company's previously stated objective of reducing its commitments to 800,000 ounces by the end of 2003. As a result of the above-described repurchase, approximately 42% of the remaining production for 2003 is unhedged. Cambior remains attentive to market opportunities to further reduce its hedging positions.

        As at March 31, 2003, the Company had total commitments of 973,000 ounces at an average price of $296 per ounce, including 114,000 ounces of call options sold at an average price of $301 per ounce.

        The Company reiterates its objective of reducing its hedge book by the end of 2003 to 800,000 ounces, the minimum level required under the new credit facility arranged earlier this year in connection with the Rosebel project. It is expected that hedging commitments will be reduced to less than 20% of mineral reserves by year-end 2003. Exposure to the gold price will be more significant with the commencement of production at the Rosebel gold project, scheduled for the first quarter of 2004.

A 14% reduction in financial obligations and a new credit facility

        As of March 31, 2003, Cambior had financial obligations(1) of $56 million, a reduction from the $65 million at the beginning of the year. The reduction is mainly due to a debt repayment of $5 million with the proceeds of the exercise of warrants during the first quarter and the monthly delivery of gold under the pre-paid forward sales agreement.

        During the first quarter of 2003, the Company completed the documentation for a new $65 million credit facility with six banks announced on November 21, 2002. This new credit facility was used partly to repay the $22 million balance from the previous credit facility and the remainder will be used to finance the construction and development of the Rosebel project.

        Capital expenditures for the first quarter of 2003 totaled $19.5 million compared to $8.0 million in 2002. Investments were principally for the construction and development of the Rosebel project ($15.5 million).

        At March 31, 2003, cash and cash equivalents totaled $27.3 million and shareholders' equity was $179.1 million or $1.05 (Cdn $1.54) per share.

ROSEBEL GOLD PROJECT

        During the first quarter of 2003, the Company completed the financing documentation and obtained the political risk insurance required for the Rosebel gold project. After construction and mining equipment had arrived on site early in the year, construction activities focused on the permanent camp, road access to the various project sites, surveying and clearing of the corridor for the 38-km transmission line, and ground leveling for the mill and plant sites. Foundations for the grinding mills and the grinding sector also progressed during the quarter. Detailed engineering is approximately 60-70% complete and all substantive pieces of equipment have been purchased and are being expedited on a timely basis.

        A groundbreaking ceremony was held at Rosebel on January 25, 2003. Over 700 people were in attendance including the President of Suriname, His Excellency Ronald Venetiaan.

(1)
Defined as long-term debt and gold delivery obligations under the prepaid gold forward sales agreement (deferred revenue).

        As of the end of the first quarter of 2003, a total of approximately $20 million was spent on the development and construction of the Rosebel project and current commitments amount to $21 million. At the end of the quarter, 425 construction employees were working on site, including 380 nationals.

        During 2003, Cambior will focus on the development of the Rosebel gold project at an estimated overall capital cost of $95 million. The Company is looking forward to bringing the Rosebel project into commercial production during the first quarter of 2004. It is estimated that Rosebel will produce 269,000 ounces of gold in its first year of operation at a mine operating cost of $157 per ounce, boosting Cambior's gold production to over 700,000 ounces of gold in 2004.

        The pace of the construction work at Rosebel is in line with the Company's schedule and budget. Construction activities will continue to build up until July and activities will then proceed at maximum rate until late November, at which time the mill, pits and other facilities will be substantially completed and ready for commissioning by the end of the fourth quarter of 2003.

EXPLORATION AND BUSINESS DEVELOPMENT

        During the first quarter of 2003, Cambior's exploration program was very successful on several of its properties.

Doyon

        During the quarter, Cambior announced the results to-date of its 2003 exploration drilling program at the Doyon mine, located within the prolific Cadillac mining camp in northwestern Québec. Some 5,370 meters of exploration drilling were completed, totaling 19 drill holes, located mainly between levels 12 and 14. The majority of the drill holes intersected Zones J20, J40 and J125, which constitute the main gold-bearing structures of the recently discovered J mineralized corridor.

        Exploration is currently being pursued in the East Sector of the Doyon mine, where two drills are at work on the mineralized extensions of the gold-bearing "J" structures, which are located approximately 125 meters east of the mine infrastructure. It is expected that mine development will be initiated in the second quarter to allow definition drilling and subsequently mining activities.

Westwood

        Two kilometers east of the Doyon mine, the exploration drilling program on the Westwood target also returned interesting results. Work included the completion of one diamond drill hole with a linear depth of 2,230 meters that intersected a mineralized system and associated alteration typical of certain lenses of semi-massive sulfides or fringe facies of massive sulfide lenses found at the Bousquet and LaRonde mines.

        The most significant results include:

  •
  39.3 g Au/t over 0.6 meters and 11.8 g Au/t and 0.24% Cu over 3.5 meters in the extension of the stratigraphic horizon containing Zones 1 and 2 of Doyon;

  •
  4.2 g Au/t and 0.14% Cu over 9.5 meters, including 6.0 g Au/t and 0.09% Cu over 4.0 meters in the northern portion of the mineralized Westwood horizon; and

  •
  3.4 g Au/t and 0.38% Cu over 15.2 meters, including 5.5 g Au/t and 0.58% Cu over 5.2 meters in the southern portion of the mineralized Westwood horizon;

        The work was part of a major strategic exploration plan that began in 2001 and which will total $20 million over five years. During the second quarter of 2003, Cambior expects to undertake several secondary deviations ("wedges") starting from the main hole. The southern portion of the Doyon property generally indicates a favourable geological context for volcanogenic sulfide deposits and exploration work will be continued during the year.

Gemini-Turgeon

        Also during the quarter, Cambior and Cancor Mines Inc. announced that they had concluded an option agreement that will allow Cambior to acquire 50% of Cancor's interest in the Gémini-Turgeon project. The Gémini-Turgeon project is situated in the Laberge and Casa-Bérardi townships, approximately 80 km north of La Sarre, Québec, and 10 km south of Casa-Bérardi. The property, with an area of 70 km2, mainly covers a large portion of a felsic volcanic formation that extends over more than 20 kilometers and has a high potential for precious and base metals. Work done by Cancor to date allowed the identification of a volcanogenic sulphide lens enriched in copper, zinc, gold and silver (Zone B), and significant gold occurrences (Zone A and Turgeon).

La Grande Sud

        In January, Cambior and its joint-venture partner Virginia Gold Mines Inc. announced the final results of a drilling program completed on the La Grande Sud property located in the James Bay region of Québec. These results were from a 1,700-meter, 4-hole, diamond drilling program carried out during the fourth quarter of 2002. The objective of the program was to investigate the extension of the gold-bearing corridor containing Zone 32 (inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by Virginia Gold Mines on March 11, 1999) and the northern part of the Zone 30 gold-bearing corridor. A new 2,000-meter drilling program will be undertaken during the first half of 2003 to continue drilling in the area of the new gold structure identified by the last work completed and to continue to explore the Zone 32 gold-bearing corridor, as well as Zone 30 and the eastern extension of the Pari showing.

2003 OUTLOOK

        Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "Despite the breakdown of the production hoist at Doyon, we met our quarterly planned gold production due to good performance at all of our operations. The Company's mining operations incurred increased unit costs due to a number of factors, some that are extraordinary or temporary; others, like the strength of the Canadian dollar, that could have a longer term impact. Significant effort will be applied to improve our operating costs over the next several quarters. For the current year, we expect to meet our gold production target of 522,000 ounces."

About Cambior

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

Caution Concerning Forward-Looking Statements

        This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the use of hedging and non-hedge derivative instruments, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing, risks of hedging strategies, risk related to non-hedge derivative instruments, risks of delays in construction and other risks referred to in Cambior's 2001 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-20

CAMBIOR INC.

HIGHLIGHTS

	First Quarter ended March 31,
(unaudited) All amounts in US dollars
	2003	2002
RESULTS (in millions of $)
Total Revenues	45.6	49.5
EBITDA(1)	6.1	9.9
Cash flow from operating activities	0.5	9.2
Adjusted cash flow from operating activities(2)	3.6	12.2
Earnings (Loss) before the undernoted items	(4.0)	1.5
Non-hedge derivative gain (loss) and other	1.7	(11.9)

Net loss	(2.3)	(10.4)

PER SHARE ($)
EBITDA(1)	0.04	0.09
Cash flow from operating activities	—	0.09
Adjusted cash flow from operating activities(2)	0.02	0.11
Earnings (Loss) before the undernoted items	(0.02)	0.01
Non-hedge derivative gain (loss) and other	0.01	(0.11)

Net loss	(0.01)	(0.10)
Weighted average number of common shares outstanding (in millions)	164.2	107.3

GOLD
Number of ounces produced (000)	134	149
Number of ounces sold (000)	128	156
Accounting realized price ($ per ounce)	306	289
Average market price ($ per ounce)	352	290
Mine operating costs ($ per ounce)	252	207

FINANCIAL POSITION	March 31, 2003	December 31, 2002
	(in millions of $)
Cash and short-term investments	27	43
Total assets	288	279
Total debt	22	28
Deferred revenue	34	37
Shareholders' equity	179	163

(1)
Earnings before interest, taxes, depreciation and amortization, non-hedge derivative gain/loss and other (Note 13 of the notes to the consolidated financial statements).

(2)
Cash flows from operating activities are presented without the deferred revenue (Note 14 of the notes to the consolidated financial statements).

	First Quarter ended March 31,
GOLD PRODUCTION STATISTICS
	2003	2002
	(unaudited)
Omai (100%)
Production (ounces)	74,400	82,000
Tonnage milled (t)	1,752,000	1,931,200
Grade milled (g Au/t)	1.47	1.42
Recovery (%)	90	93
Mine operating costs ($ per tonne milled)	10.23	8.82
Mine operating costs ($ per ounce)	241	208
Depreciation ($ per ounce)	36	39

Doyon Division(1)
Production (ounces)	51,800	58,100
Tonnage milled (t)
Underground mines	256,700	311,400
Low grade stockpile	55,000	8,200

Total	311,700	319,600
Grade milled (g Au/t)
Underground mines	6.4	6.0
Low grade stockpile	1.0	1.0

Average	5.4	5.9
Recovery (%)	95	96
Mine operating costs ($ per tonne milled)	45	38
Mine operating costs ($ per ounce)	272	208
Depreciation ($ per ounce)	67	64

Sleeping Giant (50%)
Production (ounces)	7,700	9,000
Tonnage milled (t)	20,300	28,100
Grade milled (g Au/t)	12.1	10.3
Recovery (%)	97	97
Mine operating costs ($ per tonne milled)	89	63
Mine operating costs ($ per ounce)	235	197
Depreciation ($ per ounce)	49	44

TOTAL GOLD PRODUCTION (ounces)	133,900	149,100
MINE OPERATING COSTS ($ per ounce)	252	207

CONSOLIDATED GOLD PRODUCTION COSTS ($ per ounce)
Direct mining costs	242	216
Deferred stripping costs	9	(9)
Refining and transportation	2	2
By-product credits	(1)	(2)

Mine operating costs	252	207
Royalties	11	9

Total cash costs	263	216
Depreciation	49	49
Reclamation	3	3

Total production costs	315	268

(1)
Includes the Doyon and Mouska mines.

FIRST QUARTER 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended December 31, 2002, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

        During the first quarter of 2003, highlights included:

  •
  Gold production of 133,900 ounces

  •
  Mine operating costs impacted by high fuel prices and hoist breakdown at Doyon

  •
  Cash flow from operating activities of $0.5 million

  •
  Net loss of $2.3 million (1¢ per share)

  •
  Reduction of hedge book by 24% or 313,000 ounces as part of hedge reduction program

  •
  10.5 million warrants exercised for Cdn $17.8 million

  •
  Exploration drilling program successful on several properties

  •
  Good progress in construction of Rosebel project.

CONSOLIDATED OPERATIONS

        During the first quarter of 2003, Cambior incurred a loss, prior to adjustments for non-hedge derivative gains/losses, of $4.0 million compared to a profit of $1.5 million the first quarter of 2002. Non-cash accounting adjustments due to a non-hedge derivative gain of $1.7 million resulted in a net loss of $2.3 million ($0.01 per share) compared to a net loss of $10.4 million ($0.10 per share) for the corresponding period in 2002. EBITDA(1) was $6.1 million as compared to $9.9 million for the corresponding quarter of 2002. Lower gold and niobium sales and higher mine operating costs contributed to the EBITDA decrease in 2003.

(1)
Earnings before interest, taxes, depreciation and amortization and non-hedge derivative gains/loss and other. (Note 13 of the notes to consolidated financial statements).

        The table below summarizes the operating profit from mining operations:

	First Quarter ended March 31,
(in millions of $)	2003	2002
Revenues	45.6	49.5

Operating costs	36.2	35.7
Refining and transportation	0.6	0.6
Royalties	1.4	1.3

Mining operations	38.2	37.6
Depreciation, depletion and amortization	6.8	7.7

Total mine expenses	45.0	45.3

Operating profit	0.6	4.2

REVENUES

        For the first quarter of 2003, revenues totalled $45.6 million compared to $49.5 million for the corresponding quarter of 2002. Gold sales totalled 128,300 ounces compared to 155,700 ounces sold during the same period in 2002 due to lower production and increase in production inventories.

        The realized price per ounce of gold sold amounted to $306 compared to $289 in 2002. The average market price of gold was $352 for the quarter, versus $290 in the corresponding period of 2002.

        The lower realized price is due to Cambior delivering all its production against forward sales contracts outstanding.

        Niobium sales for the quarter amounted to $5.2 million compared to $6.0 million in 2002.

        Revenues also include a gain on disposal of a crusher of $1.2 million.

EXPENSES

        Mine operating costs in the first quarter of 2003 totalled $38.2 million, compared to $37.6 million incurred during the corresponding quarter of 2002. In terms of unit costs, mine operating costs were $252 per ounce in 2003, higher than the $207 per ounce of 2002. Higher mine operating costs are due to the following:

  •
  higher fuel prices caused by geopolitical tensions in the Middle East and supply curtailment in Nigeria and Venezuela resulted in additional costs of $1.6 million at the Omai mine during the quarter;

  •
  high fuel prices and increased energy consumption at our Quebec mines due to harsh winter weather conditions caused additional costs of $0.4 million;

  •
  repairs and higher costs to haul ore and supplies through the ramp system at the Doyon mine following the hoist failure on February 28th added $0.8 million to our operating costs;

  •
  the strengthening of the Canadian dollar from $1.59 Cdn/$US in the first quarter of 2002 to $1.51 Cdn/$US in the first quarter of 2003 added $1.1 million to our mine operating costs;

        The gold operating statistics are as follows:

	First Quarter ended March 31,
	2003		2002
	Ounces	Mine operating costs ($/ounce)	Ounces	Mine operating costs ($/ounce)
Omai mine	74,400	241	82,000	208
Doyon Division	51,800	272	58,100	208
Sleeping Giant mine (50%)	7,700	235	9,000	197

	133,900	252	149,100	207

        Depreciation, depletion and amortization amounted to $6.8 million for the first quarter of 2003 compared to $7.7 million in the corresponding quarter of 2002 due to lower production and higher reserves.

        General and administrative expenses were $2.0 million during the first quarter of 2003 compared to $1.3 million during the first quarter of 2002 due to the addition of new personnel, higher professional fees and capital tax.

        Financial expenses in the first quarter of 2003 were $1.5 million compared to $0.7 million in the first quarter of 2002 due to the writedown of deferred financial charges of $1.1 million related to the 2001 credit facility reimbursed in the first quarter of 2003. In addition, financial expenses of $0.3 million were capitalized in the Rosebel project during the first quarter of 2003.

        As a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations and capital taxes in Canada.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

        In accordance with the terms of its bank loan agreement and prepaid forward gold sales agreement, the Company has maintained a revenue protection program.

        During the first quarter of 2003, Cambior repurchased 189,000 ounces of gold from its gold hedging program at an average price of $342 per ounce, compared to the average market price of gold since the beginning of 2003, which was $353 per ounce. Of this purchase, 134,000 ounces will be used to close gold hedging contracts in 2003, resulting in a disbursement of $1.7 million. The other repurchased positions will be applied against hedging positions subsequent to 2003. Cambior reduced its hedging commitments by 24% or 313,000 ounces of gold compared to its position at December 31, 2002. This repurchase accelerates the Company's previously stated objective of reducing its commitments to 800,000 ounces by the end of the year 2003. As a result of the above-described repurchase, approximately 42% of the remaining production for 2003 is unhedged.

        At March 31, 2003, the Company had minimum delivery obligations of 859,000 ounces at a price of $296 per ounce and total commitments of 973,000 ounces at a price of $296 per ounce. These commitments include the call options sold.

        The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is dependent on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation can cause a variation in the earnings during the period.

        Due to a decrease in the closing price of gold from $343 per ounce on December 31, 2002 to $335 per ounce on March 31, 2003, the mark-to-market value of these non-hedge derivatives has been improved by $1.7 million. This gain has no impact on cash flows.

        The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	March 31, 2003	December 31, 2002	March 31, 2002	December 31, 2001
Closing gold market price ($/oz)	335	343	301	277

(in millions of $)
Mark-to-market value of hedge derivative instruments	(23.4)	(37.3)	(14.5)	3.5
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet	(4.7)	(6.4)	(6.3)	5.3

Estimated mark-to-market value — Revenue protection program	(28.1)	(43.7)	(20.8)	8.8

	First Quarter ended March 31,
(in millions of $)	2003	2002
Impact on earnings of non-hedge derivative instruments
Mark-to-market value at the end of period	(4.7)	(6.3)
Mark-to-market value at the beginning of period	(6.4)	5.3

Non-hedge derivative gain (loss)	1.7	(11.6)

        The negative $4.7 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and expiring date of these instruments at each end of period. The Company has indicated that it will not use these instruments in the future and that the effect on earnings will be completed at the end of 2004.

CONSOLIDATED CASH FLOWS

Operating activities

        For the first quarter of 2003, cash flows from operating activities were $0.5 million (0¢ per share) compared to $9.2 million (9¢ per share) in the same period of 2002. The difference is mainly due to lower cash flow from operations from lower sales and higher costs and increase in non-cash working capital items such as production inventories and prepaid insurance expenses. It is anticipated that the non-cash working capital will be reduced during the second quarter.

Investing activities

        Investment in property, plant and equipment for the first quarter of 2003 totalled $19.5 million compared to $8.0 million for the same period in 2002. Investments were principally for the Rosebel project development ($15.5 million) and underground development and exploration at the Doyon Division ($1.9 million).

Rosebel project

        During the first quarter of 2003, the Company officially announced the construction release for the project and a groundbreaking ceremony was held at Rosebel. Capital costs totalled $15.5 million during the quarter and current commitments amount to $21 million. At the end of the quarter, 425 construction employees were working on site.

        During the first quarter of 2003, the Company completed the financing documentation and obtained the political risk insurance required for the Rosebel gold project. After construction and mining equipment had arrived on site early in the year, construction activities focused on the permanent camp, road access to the various project sites, surveying and clearing of the corridor for the 38-km transmission line, and ground leveling for the mill and plant sites. Foundations for the grinding mill and the grinding sector also progressed during the quarter. Detailed engineering is approximately 60-70% complete and all substantive pieces of equipment have been purchased and are being expedited on a timely basis.

Financing activities

        During the first quarter of 2003, some 10.5 million common shares were issued following the exercise of warrants issued previously, for total proceeds of $11.9 million. Cambior reduced its financial obligations by delivering ounces of gold against its prepaid gold forward sale agreement.

        On February 7, 2003, the Company entered into a new credit agreement to finance the development of the Rosebel Project and to reimburse the amount under the existing facility. The agreement includes a $55 million term loan and a $10 million revolving credit facility, both expiring on December 31, 2007.

        According to the new credit facility, an amount of $5 million was reimbursed using the proceeds from a share issuance following the exercise of warrants. The agreement calls for a mandatory hedging program and includes various covenants. The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and in the Rosebel project. Interest is payable at a rate of LIBOR + premium, which is calculated based on a loan life protection ratio.

        Loan drawdowns under this new credit facility will begin during the second quarter of 2003 and will be progressive based on the construction expenditures.

        The Company incurred deferred financing charges totalling $1.6 million related to the new credit facility which will be charged to earnings over the term of the loan.

NON-GAAP MEASURES

        We have included a measure of earnings before interest, taxes, depreciation and amortization and non-hedge derivative gain/loss and other ("EBITDA"), earnings before non-hedge derivative gain/loss, writedown of assets and adjusted cash flows from operating activities, because we believe that this information will help investors in understanding the level of the Company's operational earnings and assessing its performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the Company's core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented in notes 13 and 14 of the interim consolidated financial statements.

RISKS

        By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

	First Quarter ended March 31,
CONSOLIDATED OPERATIONS (in thousands of United States dollars)	2003 $	2002 $
	(unaudited)
REVENUES
Mining operations	44,336	49,394
Investment and other income	1,302	63

	45,638	49,457

EXPENSES
Mining operations	38,209	37,582
Depreciation, depletion and amortization	6,844	7,680
Exploration and business development	964	728
General and administrative	1,963	1,258
Financial expenses	1,534	655

	49,514	47,903

Earnings (Loss) before the undernoted items	(3,876)	1,554
Non-hedge derivative gain (loss) and other	1,665	(11,929)
Income and mining taxes	(92)	(57)

Net loss	(2,303)	(10,432)

Basic net loss per share (in dollars)	(0.01)	(0.10)

Diluted net loss per share (in dollars)	(0.01)	(0.10)

Basic weighted average number of common shares outstanding (in thousands)	164,189	107,276

Diluted weighted average number of common shares outstanding (in thousands) (Note 12)	164,189	107,276

CONSOLIDATED DEFICIT (in thousands of United States dollars)
Balance, beginning	(107,448)	(117,876)
Net loss	(2,303)	(10,432)
Share and warrants issue expenses, net of income taxes	—	(1,679)

Balance, ending	(109,751)	(129,987)

	First Quarter ended March 31,
CONSOLIDATED CASH FLOWS (in thousands of United States dollars)	2003 $	2002 $
	(unaudited)
OPERATING ACTIVITIES
Net loss	(2,303)	(10,432)
Non-cash items
Deferred revenue — Delivery of gold on the prepaid forward (Note 6)	(3,056)	(3,056)
Depreciation, depletion and amortization	6,844	7,680
Amortization of deferred stripping costs (included in mining operations expenses)	1,568	—
Provision for environmental obligations	411	467
Amortization of deferred gains	(873)	(170)
Non-hedge derivative loss (gain) and other	(1,665)	11,929
Other	1,124	48

	2,050	6,466
Changes in non-cash working capital items (Note 2)	(1,549)	2,710

Cash flows from operating activities	501	9,176

INVESTING ACTIVITIES
Short-term investments (Note 3)	25,208	—
Investments	(371)	11
Rosebel Project Development	(15,493)	(3,369)
Property, plant and equipment	(4,049)	(4,674)

Cash flows from (used in) investing activities	5,295	(8,032)

FINANCING ACTIVITIES
Long-term debt — Repayments	(6,181)	(8,561)
Deferred charges	(1,629)	—
Shares and warrants issued net of issue expenses (Note 8)	11,925	15,933

Cash flows from financing activities	4,115	7,372

Effect of changes in the exchange rate on cash held in foreign currency	(206)	160

Net increase in cash and cash equivalents	9,705	8,676
Cash and cash equivalents, beginning	17,595	14,586

Cash and cash equivalents, ending (Note 3)	27,300	23,262

CONSOLIDATED BALANCE SHEETS (in thousands of United States dollars)	March 31, 2003 $	December 31, 2002 $
	(unaudited)	(audited)
ASSETS
Current assets
Cash and short-term investments (Note 3)	27,300	42,803
Accounts receivable	4,212	4,078
Settlements receivable	3,433	3,644
Production inventories	6,944	4,414
Supplies inventory and prepaid expenses	20,635	18,294

	62,524	73,233
Investments (Note 4)	4,536	4,165
Property, plant and equipment	219,173	200,175
Deferred charges	2,244	1,833

	288,477	279,406

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	29,407	24,341
Current portion of long-term debt	1,111	1,147
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	672	2,949

	43,412	40,659
Long-term debt (Note 5)	20,757	26,851
Deferred revenue (Note 6)	21,389	24,445
Deferred gains (Note 7)	2,610	3,304
Provision for environmental obligations and other	16,527	15,178
Fair-value of non-hedge derivatives (Note 9)	4,697	6,362

	109,392	116,799

SHAREHOLDERS' EQUITY
Capital stock (Note 8)	300,835	288,910
Deficit	(109,751)	(107,448)
Cumulative translation adjustment	(11,999)	(18,855)

	179,085	162,607

	288,477	279,406

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in United States dollars
except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1.     BASIS OF PRESENTATION

        The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

        The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

        In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

2.     CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	First Quarter ended March 31,
	2003 $	2002 $
	(in thousands of dollars)
Accounts receivable	(134)	424
Settlements receivable	211	(216)
Production inventories	(2,530)	2,581
Supplies inventory and prepaid expenses	(2,341)	412
Accounts payable and accrued liabilities	3,245	(491)

	(1,549)	2,710

3.     CASH AND SHORT-TERM INVESTMENTS

	March 31, 2003 $	December 31, 2002 $
	(in thousands of dollars)
Cash	2,297	2,575
Short-term investments with maturities less than 3 months, bearing interest at rates varying from 1.05% to 2.90% (1.20% to 2.65% in 2002)	25,003	15,020

Cash and cash equivalents	27,300	17,595
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at rates varying from 1.05% to 2.75% in 2002	—	25,208

	27,300	42,803

4.     INVESTMENTS

	March 31, 2003 $	December 31, 2002 $
	(in thousands of dollars)
Shares of publicly traded companies, at cost	2,811	2,466
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%.	1,725	1,699

	4,536	4,165

        The fair market value of the publicly-traded companies was $4,602,000 ($5,082,000 at December 31, 2002) based on the last quoted market price and includes an amount of $587,000 ($855,000 at December 31, 2002) representing the warrants value as determined by the management. The fair market value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.

5.     LONG-TERM DEBT

        The long-term debt position is summarized as follows:

	March 31, 2003 $	December 31, 2002 $
	(in thousands of dollars)
New credit facility — Term loan	17,440	—
2001 Credit facility — Term loan	—	22,440
Obligations under capital lease	624	661
Balance of purchase price	1,847	2,860
Other debt	1,957	2,037

	21,868	27,998
Current portion	1,111	1,147

Long-term portion	20,757	26,851

New Credit Facility

        On February 7, 2003, Cambior closed a new credit facility with a group of financial institutions for an amount of $65,000,000. The credit facility consists of a term loan for an amount of $55,000,000 and a $10,000,000 revolving credit facility, both maturing on December 31, 2007. As per this new credit agreement, Cambior repaid $5,000,000 with proceeds of the exercise of warrants in the first quarter of 2003 in order to reduce commitments under the term facility.

        The repayments assuming a full drawdown of the facility are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	Amount per year ($)
(in thousands of dollars)
2004	13,636
2005	14,545
2006	14,545
2007	17,274

60,000

        The credit facility bears interest at LIBOR rate plus 2.50%, until "Commercial Completion" of the Rosebel Project as defined under the terms of the credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

        This new credit facility was used to repay the $22,440,000 balance under the 2001 credit facility and will be used to finance the construction and development of the Rosebel Project. The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and in the Rosebel project.

        Under the new credit facility, Cambior is required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the loan facility. As part of the Revenue Protection Program covenant, Cambior has the right to roll forward its contracts up to the final maturity of the loan and the hedging lines will not be subject to margin calls. This covenant allows Cambior to pursue its reduction of its Revenue Protection Program in accordance with its corporate strategy.

        The new credit facility is subject to the maintenance of various covenants and financial ratios similar to those of the 2001 credit facility.

Balance of purchase price

        The balance of purchase price relates to the residual purchase price consideration payable to Golden Star Resources Ltd. (Golden Star) for the acquisition of its 50% interest in the Rosebel Project. This balance is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V. purchased by Cambior from Golden Star. The amount due represents the discounted value, calculated with an interest rate of 5.0%, of instalments of $1,000,000 and $960,000 due in January 2004 and January 2005 respectively. An amount of $1,040,000 was paid during the first quarter of 2003.

Other debt

        Upon receiving the Right of Exploitation of the Rosebel Project in December 2002, a balance of $2,133,000 is payable to Grasshopper Aluminum Company N.V. (Grassalco) in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual instalments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value, calculated with an interest rate of 3.19%, is evaluated to $1,957,000.

Minimum reimbursements

        At March 31, 2003, the minimum reimbursements on the long-term debt are as follows for the coming years:

Year of repayment	Term loan ($)	Obligations under capital leases ($)	Balance of purchase price ($)	Other debt ($)	Total ($)
(in thousands of dollars)
2003 (9 months)	—	110	—	—	110
2004	13,636	147	965	—	14,748
2005	3,804	147	882	673	5,506
2006	—	147	—	652	799
2007	—	73	—	632	705

	17,440	624	1,847	1,957	21,868

6.     DEFERRED REVENUE

        On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

        The deliveries of gold under the prepaid gold forward agreement are as follows:

	Number of ounces	(in thousands of dollars) ($)
2003 (9 months)	38,939	9,166
2004	51,919	12,222
2005	51,920	12,223

	142,778	33,611
Current portion	51,919	12,222

Long-term portion	90,859	21,389

        The estimated fair value of the prepaid gold forward sales agreement (long-term and current portion) is $45,191,000.

7.     DEFERRED GAINS

        Deferred gains include gains resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to the end of the period and gains accounted for at the expiry dates of contracts that will be delivered later.

        This account also includes non-hedge derivative losses related to call options and variable volume forward (VVF) converted into forward instruments.

	March 31, 2003 ($)	December 31, 2002 ($)
	(in thousands of dollars)
Deferred gains	1,074	3,923
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	2,208	2,330

	3,282	6,253
Current portion	672	2,949

Long-term portion	2,610	3,304

8.     ISSUANCE OF COMMON SHARES

	First Quarter ended March 31, 2003
	Number of common shares	Amount ($)
	(in thousands)	(in thousands of dollars)
Exercise of warrants	10,524	11,925
Balance, beginning	160,167	288,910

Balance, ending	170,691	300,835

        During the first quarter of 2003, some 10,524,000 common shares were issued following the exercise of warrants issued previously for total proceeds of $11,925,000 (Cdn $17,848,000).

        As at March 31, 2003, the maximum number of warrants exercisable into common shares is as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	746
May 16, 2002	May 16, 2003	Cdn $2.20	1,363	1,363
May 16, 2002	November 24, 2003	Cdn $3.00	14,318	14,318

			16,981	16,427

9.     REVENUE PROTECTION PROGRAM

a)    Gold sales and deliveries

        The Company's gold sales and deliveries commitments, as at March 31, 2003, are as follows(1):

			2003 (9 months)	2004	2005	2006	2007	Total
Forwards
quantity	(000 oz	)	175	255	155	130	56	771
average price	($/oz	)	288	309	317	326	350	311
Prepaid gold forwards (note 6)
quantity	(000 oz	)	39	52	52	—	—	143
average price	($/oz	)	235	235	235	—	—	235
Spot deferred (long)
quantity	(000 oz	)	—	(55)	—	—	—	(55)
average price	($/oz	)	—	359	—	—	—	359

Minimum delivery obligations
quantity	(000 oz	)	214	252	207	130	56	859
average price	($/oz	)	278	283	296	326	350	296
Call options sold(2)(3)
quantity	(000 oz	)	10	104	—	—	—	114
average price	($/oz	)	300	301	—	—	—	301

Total delivery commitments
quantity	(000 oz	)	224	356	207	130	56	973
average price	($/oz	)	279	288	296	326	350	296

(1)
The designation dates for accounting purposes differ from commitment dates.

(2)
The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3)
Certain call options sold and forward positions, totalling 531,114 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

        At March 31, 2003, the estimated mark-to-market value of Cambior's gold forward sales and delivery commitments, excluding the prepaid gold forward, calculated at a spot price of $335 per ounce ($343 per ounce at December 31, 2002), is as follows:

	March 31, 2003 ($)	December 31, 2002 ($)
	(in thousands of dollars)
Forwards	(23,425)	(37,381)
Call options sold and Lease rate swaps (accounted for in the balance sheet as fair value of non-hedge derivative instruments)	(4,697)	(6,362)

	(28,122)	(43,743)

        The non-hedge derivative gain of $1,665,000 in the first quarter of 2003 (loss of $11,601,000 in the first quarter of 2002) represents the quarterly variation of the mark-to-market value of the non-hedge derivative instruments.

        As part of the mandatory hedging program, Cambior can roll forward its contracts up to the final maturity date of the new credit facility and is not subject to margin calls.

b)    Foreign exchange contracts

        The Company's Canadian dollar hedging commitments as at March 31, 2003 are as follows:

	2003 (9 months)	2004	2005	Total
Fixed Forwards
US dollars (in thousands)	1,973	23,661	14,095	39,729
Exchange rate	1.5908	1.5759	1.5572	1.5700

        As at March 31, 2003, the fair value gain of the foreign exchange contracts was $1,156,000 (loss of $3,185,000 as at December 31, 2002). This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

10.   ACCOUNTING FOR COMPENSATION PLANS

        The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 5.07% in 2002 and a volatility of 85% in 2002. A compensation charge is amortized over the vested period.

        Accordingly the Company's net loss and basic and diluted net loss per share would have been reported on a pro forma basis as follows:

	First Quarter ended March 31,
	2003 ($)	2002 ($)
	(in thousands of dollars)
Net loss, as reported	(2,303)	(10,432)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(176)	(107)

Net loss, pro forma	(2,479)	(10,539)

(in US dollars)
Basic net loss per share, as reported	(0.01)	(0.10)
Diluted net loss per share, as reported	(0.01)	(0.10)
Basic net loss per share, pro forma	(0.01)	(0.10)
Diluted net loss per share, pro forma	(0.01)	(0.10)

        The weighted average fair value of each option granted in 2002 was $1.00 calculated using the Black-Scholes option-pricing model.

        There were no options granted during the first quarter of 2003. The Board of Directors has also approved, on May 9, 2003, the granting of 1.4 million options at a price of Cdn $1.95 each, in accordance with the terms of the stock option plan for key employees.

11.   SEGMENTED INFORMATION

        The Company operates four gold mining divisions: Omai, located in Guyana; Doyon, which includes both the Doyon and Mouska mines, and Sleeping Giant (50% ownership through a joint venture), both located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services are grouped with Niobec. The Rosebel gold project, located in Suriname, is in construction.

	Omai $	Doyon $	Sleeping Giant $	Niobec and others $	Rosebel $	Corporate and projects $	Total $
(in thousands of dollars)
First Quarter ended March 31, 2003
Revenues — Mining operations	20,569	16,480	2,008	5,215	—	64	44,336
Financial expenses	482	—	—	—	—	1,052	1,534
Depreciation, depletion and amortization	2,698	3,452	380	188	—	126	6,844
Divisional earnings (loss)	(1,421)	(1,222)	177	1,311	(32)	(3,991)	(5,178)
Capital expenditures	555	1,877	637	578	15,493	773	19,913
Property, plant and equipment	44,435	89,855	5,299	14,593	46,360	18,631	219,173
Divisional assets	59,967	94,397	6,106	23,257	49,447	55,303	288,477

First Quarter ended March 31, 2002
Revenues — Mining operations	24,178	16,625	2,627	5,964	—	—	49,394
Financial expenses	718	—	(9)	—	—	(54)	655
Depreciation, depletion and amortization	3,206	3,712	398	218	—	146	7,680
Divisional earnings (loss)	1,486	595	395	1,434	—	(2,419)	1,491
Capital expenditures	1,417	2,147	325	360	3,369	414	8,032
Property, plant and equipment	56,371	88,136	4,175	12,136	16,544	17,729	195,091
Divisional assets	72,709	92,009	4,745	18,676	19,006	45,013	252,158

        Reconciliation of reportable operating divisional earnings (loss) to net loss is as follows:

	First Quarter ended March 31,
	2003 ($)	2002 ($)
	(in thousands of dollars)
Divisional earnings (loss)	(1,187)	3,910
Corporate and projects	(3,991)	(2,419)

	(5,178)	1,491
Investment and other income	1,302	63
Non-hedge derivative gain (loss) and other	1,665	(11,929)
Income and mining taxes	(92)	(57)

Net loss	(2,303)	(10,432)

12.   EARNINGS PER SHARE

        The following number of equity instruments were not included in the computation of diluted earnings per share, because to do so would have been anti-dilutive for the periods presented.

	First Quarter ended March 31,
Number of instruments
	2003	2002
	(in thousands)
Options	5,471	4,750
Warrants	16,427	18,524

	21,898	23,274

13.   RECONCILIATION OF EARNINGS (LOSS) BEFORE NON-HEDGE DERIVATIVE LOSS (GAIN) AND EBITDA TO GAAP NET LOSS

        Earnings before interest, taxes, depreciation and amortization and non-hedge derivative loss (gain) (EBITDA) are summarized as follows:

	First Quarter ended March 31,
	2003 ($)	2002 ($)
	(in thousands of dollars)
Net loss (GAAP)	(2,303)	(10,432)
Add:
Non-hedge derivative loss (gain) and other	(1,665)	11,929

Earnings (Loss) before non-hedge derivative loss (gain)	(3,968)	1,497
Depreciation, depletion and amortization	6,844	7,680
Amortization of deferred stripping costs	1,568	—
Financial expenses	1,534	655
Income and mining taxes	92	57

EBITDA	6,070	9,889

14.   RECONCILIATION OF ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO GAAP CASH FLOW FROM OPERATING ACTIVITIES

	First Quarter ended March 31,
	2003 $	2002 $
(in thousands of dollars)
Cash flow from operating activities (GAAP)	501	9,176
Plus: Deferred revenue — Delivery of gold on the prepaid forward	3,056	3,056

Adjusted cash flow from operating activities	3,557	12,232

15.   COMMITMENTS

        The Company's commitments related to the construction of the Rosebel project are totalling $21 million.

16.   ADDITIONAL INFORMATION

        Foreign exchange rates were as follows:

Cdn $/US $			2003	2002
March 31	(Closing	)	1.4678	1.5942
December 31	(Closing	)	—	1.5776
First Quarter	(Average	)	1.5102	1.5946

        The number of common shares outstanding at the following dates were:

Number of common shares
May 8, 2003	170,707,500
March 31, 2003	170,691,000
December 31, 2002	160,167,000

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 23, 2003

        Cambior Inc. confirms that it has been made aware of the filing of a class action suit in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana in 1995. The action has apparently been filed on behalf of the same group of people that previously filed actions without success in both Quebec and Guyana.

        Omai Gold Mines Limited (OGML) has a rigorous and extensive water monitoring program which demonstrates full compliance with environmental regulations in Guyana based on Canadian and American standards. Furthermore, Guyana's Environmental Protection Agency (EPA) and the Guyana Geology and Mines Commission (GGMC) also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

        OGML's environmental management system is certified under the ISO 14001 standard, a system developed by international experts under the auspices of the International Standard Organization based in Switzerland. As part of the certification process, the system is regularly audited by SGS, an independent world-leading certification organization.

        Cambior and OGML consider this action as unfounded and frivolous and will contest it vigorously.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-21

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 26, 2003

CONFERENCE CALL TODAY, MONDAY MAY 26, 2003 AT 4:00 PM EASTERN TIME

        Cambior's Senior Management will hold a conference call today at 4:00 pm Eastern Time to discuss the filing of a class action suit in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana in 1995.

        As mentioned in a press release last Friday, Cambior and OMAI Gold Mines Limited consider this action as unfounded and frivolous and will contest it vigorously.

        Financial analysts are invited to participate in the call by dialling 1-800-396-0424 in North America. Outside of North America, please dial (416) 641-6674. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or the IR Live website at www.irlive.com.

        The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21145639. The webcast will also be archived on the Company's website.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
 PR-2003-22

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: June 2, 2003	By:	/s/ LUCIE DESJARDINS
Lucie Desjardins Corporate Secretary & Senior Legal Counsel, Corporate Governance and Compliance

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REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Commission File No. 1-13056
For the period ending May 31, 2003
Cambior Inc.
1111 St. Charles Street West East Tower, Suite 750 Longueuil, Quebec Canada J4K 5G4
Attn: Lucie Desjardins Corporate Secretary (Address of principal executive office)
PRESS RELEASE FOR IMMEDIATE RELEASE
CAMBIOR REPORTS ITS FIRST QUARTER FINANCIAL RESULTS
CAMBIOR INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)
PRESS RELEASE FOR IMMEDIATE RELEASE
PRESS RELEASE FOR IMMEDIATE RELEASE
CONFERENCE CALL TODAY, MONDAY MAY 26, 2003 AT 4:00 PM EASTERN TIME
SIGNATURES